APPS GENIUS CORP
157 Broad Street, Suite 109-C
Red Bank, NJ 07701
(732) 530-1267

January 18, 2012

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	APPS GENIUS CORP
File No. 333-175673

Dear Sir/Madam:

Request is hereby made to withdraw the request for acceleration letter that was filed with the Securities and Exchange Commission on Friday, January 13, 2012 requesting an effective date for our Registration Statement on Form S-1/A, File No. 333-175673, of 4:00 P.M. on January 18, 2012.

Very truly yours,

APPS GENIUS CORP.

By:   /s/ Adam Kotkin
Adam Kotkin
Chief Executive Officer